SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               AND AMENDMENT NO. 5
                                 TO SCHEDULE 13D
                      UNDER SECURITIES EXCHANGE ACT OF 1934

                              GRYPHON HOLDINGS INC.
                            (NAME OF SUBJECT COMPANY)

                               MARKEL CORPORATION
                              MG ACQUISITION CORP.
                                    (Bidders)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                   400515 10 2
                      (CUSIP Number of Class of Securities)

                             GREGORY B. NEVERS, ESQ.
                                CORPORATE COUNSEL
                               MARKEL CORPORATION
                                  4551 COX ROAD
                         GLEN ALLEN, VIRGINIA 23060-3382
                            TELEPHONE: (804) 965-1673
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 WITH A COPY TO:
                             LESLIE A, GRANDIS, ESQ.
                       McGUIRE, WOODS, BATTLE & BOOTHE LLP
                              901 EAST CARY STREET.
                            RICHMOND, VIRGINIA 23219
                            TELEPHONE: (804) 775-1000

                            CALCULATION OF FILING FEE
================================================================================
TRANSACTION VALUATION* $121,324,122   AMOUNT OF FILING FEE** $24,264.83
================================================================================
* For purposes of calculating the filing fee only. This calculation assumes the purchase of 6,740,229 shares of common stock, par value $0.01 per share (the "Common Shares"), of Gryphon Holdings Inc. (the "Company") at $18.00 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by MG Acquisition Corp. for such number of Common Shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:              Not applicable
       Filing Party:                        Not applicable
       Form or Registration No.:            Not applicable
       Date Filed:                          Not applicable

           SCHEDULE 14D-1 and 13D                             Page _____of ____

CUSIP No.

 1.          NAME OR REPORTING PERSON
             S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

             Markel Corporation (E.I.N.: 54-0292420)
--------------------------------------------------------------------------------
 2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3.          SEC USE ONLY
--------------------------------------------------------------------------------
 4.          SOURCE OF FUNDS

             BK, WC
--------------------------------------------------------------------------------
 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6.          CITIZENSHIP OR PLACE OR ORGANIZATION

             Virginia
--------------------------------------------------------------------------------
 7.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             791,250 Common Shares
--------------------------------------------------------------------------------
 8.          CHECK BOX IF THE AGGREGATE IN ROW (7) EXCLUDES CERTAIN SHARES [  ]
--------------------------------------------------------------------------------
 9.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

             11.7%
--------------------------------------------------------------------------------
 10.         TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

           SCHEDULE 14D-1 and 13D                             Page _____of ____

CUSIP No.

 1.          NAME OF REPORTING PERSON
             S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

             MG Acquisition Corp. (E.I.N.: applied for )
--------------------------------------------------------------------------------
 2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3.          SEC USE ONLY
--------------------------------------------------------------------------------
 4.          SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
 5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)  [   ]
--------------------------------------------------------------------------------
 6.          CITIZENSHIP OR PLACE OR ORGANIZATION

             Delaware
--------------------------------------------------------------------------------

 7.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             100 Common Shares
--------------------------------------------------------------------------------
 8.          CHECK BOX IF THE AGGREGATE IN ROW (7) EXCLUDES CERTAIN SHARES [  ]
--------------------------------------------------------------------------------
 9.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

             0.0%
--------------------------------------------------------------------------------
 10.         TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

         This tender offer Statement on Schedule 14D-1 also constitutes an amendment to Schedule 13D of Parent and Purchaser with respect to the beneficial ownership of Common Shares of the Company.
================================================================================
ITEM 1. SECURITY AND SUBJECT COMPANY.

(a) The name of the subject company is Gryphon Holdings Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 30 Wall Street, New York, New York 10005-2201.

(b) This Tender Offer Statement on Schedule 14D-1 relates to the offer by MG Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Markel Corporation, a Virginia corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Shares"), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 1998, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $18.00 per Common Share, net to the tendering shareholder in cash, without interest thereon. According to information included in the Form 10-Q of Gryphon Holdings Inc. for the quarter ended June 30, 1998, as filed with the Securities and Exchange Commission on August 12, 1998, there were 6,740,229 Common Shares outstanding as of June 30, 1998. The information set forth under "Introduction" in the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

(c) The information set forth under "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(d); (g) This Statement is being filed by Purchaser and Parent. The information set forth under "Introduction" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

(e)-(f) During the last five years, neither Purchaser, Parent nor any persons controlling Purchaser, nor, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

(a)-(b) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations," "Certain Information Concerning the Company" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) The information set forth under "Introduction" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

(c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

(a)-(e) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company" and "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" in the Offer to Purchase is incorporated herein by reference.

(f)-(g) The information set forth under "Introduction" and "Effect of the Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) The information set forth under "Introduction," and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

The information set forth under "Introduction," "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" and "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

The information set forth under "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

The information set forth under "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

(a) Not applicable.

(b)-(c) The information set forth under "Introduction" and "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

(d) The information set forth under "Effect of the Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

(e) The information set forth under "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

(f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase, dated October 20, 1998.

(a)(2)  Letter of Transmittal.

(a)(3)  Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)  Text of Press Release issued by Markel Corporation on October 20, 1998.

(a)(8)  Form of Summary Advertisement, dated October 20, 1998.

(b)(1) Credit Agreement dated April 23, 1998 among Markel Corporation, the Lenders referred to therein and First Union National Bank, as Agent, filed as Exhibit 4 to Markel Corporation's Form 10-Q for the Quarter ended March 31, 1998, is incorporated by reference herein.

(c)     Not applicable.

(d)     Not applicable.

(e)     Not applicable.

(f)     Not applicable.

(g)(1) Complaint in Markel Corporation and MG Acquisition Corp. v. Gryphon Holdings Inc. filed in the Court of Chancery of the State of Delaware on October 20, 1998.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 1998                     MARKEL CORPORATION

                                            By:  /s/ Steven A. Markel
                                                 -------------------------
                                            Name:  Steven A. Markel
                                            Title: Vice Chairman


                                            MG ACQUISITION CORP.

                                            By:  /s/ Steven A. Markel
                                                 -------------------------
                                            Name:  Steven A. Markel
                                            Title: Vice Chairman

EXHIBIT INDEX
-------------


(a)(1)  Offer to Purchase, dated October 20, 1998.

(a)(2)  Letter of Transmittal.

(a)(3)  Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)  Text of Press Release issued by Markel Corporation on October 20, 1998.

(a)(8)  Form of Summary Advertisement, dated October 20, 1998.

(g)(1) Complaint in Markel Corporation and MG Acquisition Corp. v. Gryphon Holdings Inc. filed in the Court of Chancery of the State of Delaware on October 20, 1998.